

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 28, 2009

Mr. Richard A. Robert
Executive Vice President and Chief Financial Officer
Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77073

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed May 11, 2009 and July 31, 2009**
> **Definitive Proxy**
> **Filed March 27, 2009**
> **File No. 1-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please amend your filing to include updated consents from each of your
        accountants, which permit the incorporation by reference of their reports included
        in your Form 10-K into your Form S-8, filed on July 22, 2008. The inclusion of
        such consents in an amended Form 10-K is required, notwithstanding your Form
        8-K filed June 10, 2009, which purported to provide such consents to the
        incorporation by reference of the accountants' reports and your financial
        statements. Please refer to *Securities Act Forms Compliance & Disclosure
        Interpretations, Question 126.22.*

2.   Given that you are an accelerated filer, you must disclose your internet address.
        See Item 101(e)(3) of Regulation S-K.

Our Relationship with Vinland, page 3

3.   Please explain how you arrived at the conclusion that Majeed S. Nami ("Nami")
        and certain of his affiliates and related persons own 26.8% of your outstanding
        common units. In this regard, we note the disclosure on page 31 of the Definitive
        Proxy, which includes the following information with respect to your common
        units: (1) Nami Capital Partners, LLC beneficially owns 9.3%; (2) Nami
        beneficially owns 17%; and (3) Majeed S. Nami Personal Endowment
        beneficially owns 7.7%. Footnote 4 states that Nami beneficially owns the units
        held by Nami Capital Partners and the Endowment. Therefore, it appears that
        Nami beneficially owns at least 34% of your common units.

        Further, explain why you believe Nami is not the indirect beneficial owner of the
        1,107,015 units held by the Majeed S. Nami Irrevocable Trust, which would give
        him beneficial ownership of 42.8% of your common units.

4.   Explain whether you subtracted the units owned or controlled by Nami in
        calculating your public float. If you did not, explain how you concluded that he is
        not an affiliate, given his substantial ownership of your common equity, his
        substantial participation in and control of your operations through Vinland Energy
        Eastern, LLC, and his historic involvement in the development of the company.

Principal Customers, page 7

5.   Please advise us whether you have contracts with your significant customers that
        account for 10% or more of your annual natural gas and oil revenues, which
        require them to purchase specified amounts of your oil production. If you have

such contracts, please disclose the material terms of such arrangements. In addition, please file any such agreements, or tell us why you believe you are not required to file them.

Management's Discussion and Analysis . . ., page 37

Costs and expenses, page 42

6.   We note the $58.9 million impairment charge you recorded for your oil and natural gas properties in your 2008 results. Please tell us the circumstances existing at the time you filed your Form 10-K for the year ended December 31, 2008, which allowed you to conclude that uncertainties related to potential future impairment of your oil and natural gas properties, such as the $63.8 million impairment charge you reported in your Form 10-Q for the quarter ended March 31, 2009, were not reasonably likely to occur. Refer to Financial Reporting Codification 501.02 and 501.05, for further guidance.

Cash Flow from Operations, page 49

7.   We note you do not address the significant variances corresponding to the line items identified in your Statements of Cash Flows. Please revise your discussion to address your internal liquidity and items that resulted in such liquidity increasing or decreasing in any material way. Refer to Item 303(a)(1) of Regulation S-K, instruction 5 to Item 303(a) of Regulation S-K, and Financial Reporting Codification Section 501.03, for further guidance.

Commodity price risk, page 53

8.   Disclosures under Item 305 of Regulation S-K are required for market-risk sensitive instruments, and we note your discussion of write downs of your oil and gas properties that may occur, when oil and gas prices are low or volatile. Tell us what consideration you gave to note disclosure in your financial statements of reasonably possible impairments of such properties, as required by Statement of Position 94-6.

9.   Please provide a discussion of your general strategy for achieving your stated objective of mitigating the volatility of future prices to be received, for your natural gas and oil commodity price exposure, as required by Item 305(b)(2) of Regulation S-K. We would expect this to address the following:

•   the factors you consider when selecting which of the various instruments you describe will be used;

- how you determine the volume, underlying prices and settlement dates of these contracts; and
- the factors you consider when deciding to liquidate a position prior to its settlement date, such as your 2012 oil swap.

10. We note you included sensitivity analyses for your commodity price risk, in addition to tabular disclosures. Please also provide a description of the models, assumptions and parameters necessary to understand these disclosures, as required under Item 305(a)(1)(ii)(B) of Regulation S-K.

Balance Sheets, page 60

11. Provide the details of any accrued expenses that exceed 5% of your current liabilities, as required by Rule 5-02(20) of Regulation S-X.

Statements of Members' Equity, page 61

12. Please revise this statement to separately present all of the changes in the dollar amounts of your Common Units and your Class B Units. Refer to Staff Accounting Bulletin 4.F and Rule 3-04 of Regulation S-X, for further guidance.

Statements of Cash Flows, page 62

13. Please explain the meaning of the following line items and how the related amounts were determined:

- Amortization of premiums paid and non-cash settlements derivative contracts
- Price risk management activities, net

Also, tell us why you concluded these line items should be classified as operating cash flows, given the guidance of SFAS 95, paragraph 14, footnote 4. Our understanding is your derivative investments are no longer considered cash flow or fair value hedges.

Note 1 – Summary of Significant Accounting Policies, page 64

Revenue Recognition and Gas Imbalances, page 67

14. You state that you "apply the sales method" and "revenues are recognized based on the actual volume of natural gas and oil sold to customers..." Please expand your disclosure to clarify how the timing of recognition correlates with the

physical movement of product and to describe the means by which conveyance and custody occurs. It should be clear who performs product conveyance or service (you or third parties), and the point at which ownership and all risk of loss transfers to the buyer. It should also be clear how you are able to establish compliance with each of the criteria described in SAB Topic 13, at the point of revenue recognition.

Note 4 – Credit Facilities and Long-Term Debt, page 70

15.   Please disclose the interest rates on your debt as of each balance sheet date presented. Refer to Rule 5-02(22)(a)(1) of Regulation S-X, for further guidance.

16.   In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, clearly depicting whether you are in compliance with each covenant, and allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the *SEC Interpretive Release No. 33-8350* and Question 10 of our *FAQ Regarding the Use of Non-GAAP Financial Measures*, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Note 11 – Unit-Based Compensation, page 77

17.   With regard to the options granted to two officers for an aggregate of 175,000 units, under your long-term incentive plan, please disclose the model and the weighted average assumptions you used to value such units. We also note that, based on your disclosure, these grants represented 175,000 units at the $19.00 per unit IPO price. As part of your response, please explain to us how you determined that these options had a fair value of $0.1 million on the date of grant.

Controls and Procedures, page 82

Evaluation of Disclosure Controls and Procedures, page 82

18.   We note that during the preparation of your Form 10-Q for the fiscal quarter ended September 30, 2008 you identified a material weakness relating to the inappropriate designation of certain derivative instruments as cash flow hedges. You state, "[F]rom March 31, 2008 through September 30, 2008, a material weakness in *internal control over financial reporting* existed" (emphasis added). You further state that pursuant to the evaluation required by Rule 13a-15(b), you

concluded that disclosure controls and procedures were not effective through September 30, 2008, but due to certain remediation measures, "internal controls over financial reporting were effective . . . at December 31, 2008." Please revise this section to reference your CEO and CFO's conclusion regarding your *disclosure controls and procedures*.

Signatures, page 89

19.   It does not appear that this document has been signed by your controller or Principal Accounting Officer, as required by General Instruction D to Form 10-K. Please revise or advise.

Exhibit Index, page 90

20.   Conspicuously identify in this index each management contract or compensatory plan or arrangement filed pursuant to Item 601(b)(10) of Regulation S-K. See Item 15(a)(3) of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Hedging and Price Risk Management Activities, page 24

21.   Your discussion of the impact of other commodity derivative contracts on your 2008 and 2009 quarterly results indicates this is due to fair value changes. Please expand your discussion to further explain and clarify why this item had such a disproportionate impact on your reported results, given your previous statement on page 21, indicating that you mitigate volatility due to natural gas and oil prices through your hedging program. Please similarly address the corresponding disclosure on page 25 of your Form 10-Q for the fiscal quarter ended June 30, 2009.

22.   Please tell us the circumstances existing at the time you filed your Form 10-Q, which allowed you to conclude that the uncertainties related to changes in the fair value of your hedging positions were not reasonably likely to occur. Refer to Financial Reporting Codification 501.02 and 501.05, for further guidance. Also, please similarly address the corresponding disclosure on page 25 of your Form 10-Q for the fiscal quarter ended June 30, 2009.

Definitive Proxy

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use.

Please understand that after our review of your responses, we may raise additional comments.

Proposal No. 1 Election of Directors, page 5

23.   In each of the five-year biographical sketches required by Item 401(e) of Regulation S-K, fill in any gaps or ambiguities with regard to time and make clear for each officer how long he or she has served in each position listed during the relevant five year period. Where titles have changed during the covered time, identify when each change took place. For example, it is not clear what position Mr. Smith held from July 2004 to October 2006. It is also not clear how long Messrs. Anderson, Singletary, and McGoldrick have been employed in their current positions. This comment also applies to your disclosure on page 14 under the heading "Executive Officers."

Termination Arrangements and Change in Control Provisions, page 22

24.   We note your disclosure that you provide severance compensation to certain executive officers "if the officer's employment is terminated following a change in control transaction." In contrast, § 7 of Messrs. Smith's and Robert's employment agreements appears to provide for a severance payment to be made within ten days of a change of control, regardless of "whether or not Executive elects to continue employment with the successor." Please revise or advise. In addition, explain why you believe that a single trigger change of control payment promotes "the ability of the officer to act in the best interests of [y]our Unitholders. See Item 402(b)(2(xi).

Security Ownership of Certain Beneficial Owners and Management, page 31

25.   Include the address of each beneficial owner.

Engineering Comments

Website – vnrllc.com

26.   We note the link on your website - http://media.corporate-ir.net/media_files/irol/21/211847/VNRFactSheet12042008.pdf - to a "Company Fact Sheet". Page 2 of this document presents your year-end 2007 proved reserves as 122 BCFE while your 2008 Form 10-K discloses 67 BCFE for year-end 2007. Please explain this situation to us and explain the steps you will take to remedy this inconsistency. Tell us whether you have compared all the website information to that disclosed in documents filed with us.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 1

27.   You state that 60% of your predecessor's Appalachian properties were conveyed
        to a third party effective January, 2007. On page 80, you explain the revisions in
        2007 with "From December 31, 2006 to December 31, 2007, the revisions of
        previous estimates for natural gas reduced proved reserves by 31.9 Bcf primarily
        due to the value of the 60% interest in proved undeveloped properties which was
        conveyed to Vinland in the Restructuring." FAS 69, paragraph 11 provides that
        revisions include changes due to technical, performance and economic factors,
        not those due to changes in ownership. Please tell us the revision volumes for
        2007 and the reasons for change. Explain how you will comply with FAS 69.

Business, page 2

28.   We note your statement, "Approximately 25%, or 27.6 Bcfe, of our estimated
        proved reserves as of December 31, 2008 were attributable to this [Appalachian]
        40% working interest." Your proved reserves disclosure on page 80 presents
        108.5 BCFE and 80.9 BCFE as 2008 total proved reserves and proved developed
        reserves, respectively. This implies that all your PUD reserves are in the
        Appalachian area. Please tell us the proved reserves and proved undeveloped
        reserves you have attributed to each of the Appalachian, Permian Basin and South
        Texas areas.

29.   Please submit to us the petroleum engineering reports – in hard copy and digital
        electronic format - you used as the basis for your 2007 and 2008 proved reserve
        disclosures. The report should include:

        a) One-line recaps for each property sorted by field within each proved reserve
           category including the dates of first booking and estimated first production for
           your proved undeveloped properties;

        b) Total company summary income forecast schedules for the proved developed
           producing, proved developed non-producing and proved undeveloped reserve
           categories;

        c) Summary income forecasts for the proved developed producing, proved
           developed non-producing and proved undeveloped categories in each of the
           Appalachian, Permian Basin and South Texas areas.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Donald Delaney at (202) 551-3863, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director